
November 19, 2020

John E. Kunz
Chief Financial Officer
U.S. Concrete, Inc.
331 N. Main Street
Euless, Texas 76039

      Re: U.S. Concrete, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2019
          Filed February 25, 2020
          File No. 001-34530

Dear Mr. Kunz:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 2. Properties, page 21

1.   Please tell us if you consider any of your quarries to be individually material and, if so, revise to include the additional information set forth in Industry Guide 7.

2.   Please separate your mineral reserves into proven or probable categories or tell us why you do not believe it necessary to do so. See item (2) of the Instructions to paragraph (b)(5) of Industry Guide 7.

3.   We note your disclosure of 97.8 million tons of reserves for your quarry in British Columbia, Canada. Please forward to our engineer as supplemental information and not as part of your filing, the information that establishes the legal, technical, and economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide 7. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts & geologic cross-sections

- Description your cut-off calculation or how you separate ore from waste

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

These documents should be formatted as Adobe PDF files. Please provide the name and phone number for a technical person whom our engineer may call if we have technical questions about your reserves. Please contact our Mining Engineer, John Coleman, at (202) 551-3610 to arrange for the submission of the information outlined above.

Note 20. Segment Information, page 77

4.   Refer to your tabular disclosure of revenue by product on page 79. Please also consider including disaggregated revenue by geographic region and by type of construction activity as we note you disclose within the Business section that you principally operate in three regions (East Region, Central Region, and West Region) and are able to disclose the revenue percentages for each region. Also, we note you are able to provide the percentages of ready-mixed concrete product revenue among commercial and industrial, residential and infrastructure customers. Reference is made to ASC 606-10-50-5 and ASC 606-10-55-91(b). Please revise or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly Singleton at (202) 551-3328 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202) 551-3610 or Craig Arakawa at (202) 551-3650 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing